SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

CITIZENS FIRST CORPORATION

(Name of Subject Company (Issuer))

PORTER BANCORP INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

17462Q107

(CUSIP Number of Class of Securities)

C. Bradford Harris

Executive Vice President and Corporate General Counsel

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, Suite 3200

Louisville, Kentucky 40202-3363

(502) 589-5400

(502) 581-1087 (Fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,161,174	$901.79

*	Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 1,968,777 outstanding shares of common stock of Citizens First Corporation, plus 254,218 shares of common stock issuable upon the exercise of a stock purchase warrant at $7.27 per share, the average of the high and low reported price on October 16, 2009 as reported on the Nasdaq Global Select Market.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, $465.16, equals 0.00558% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $901.79	Filing party: Porter Bancorp, Inc.

Form or Registration No.: Form S-4	Date Filed: October 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Statement”) amends and supplements the statement originally filed on October 23, 2009, as subsequently amended from time to time, by Porter Bancorp, Inc., a Kentucky corporation (the “Purchaser”). This Statement relates to the third-party tender offer by the Purchaser to exchange for each of the outstanding shares of common stock, no par value (the “Shares”), of Citizens First Corporation, a Kentucky corporation (the “Company”), at the election of each shareholder, (i) $9.00 in cash, (ii) 0.5686 shares of Purchaser common stock, or (iii) $4.50 in cash and 0.2843 shares of Purchaser common stock. The terms and conditions of the offer are described in (1) the Offer to Exchange (as defined below) and (2) the related Letter of Transmittal and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

On November 19, 2009, Purchaser filed Amendment No. 1 to its Registration Statement on Form S-4 (Reg. No. 333-162638) relating to the offer and sale of Purchaser common stock to be issued to holders of Company common stock in the Offer. The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, as amended by Amendment No. 1 (the “Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively.

ITEMS 1	THROUGH 11.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer, including all schedules thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(10) Press Release issued by Porter Bancorp, Inc. on November 23, 2009 (incorporated by reference to Exhibit 99.1 to Form 8-K dated November 23, 2009).

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Porter Bancorp, Inc.

By:	/S/ MARIA L. BOUVETTE
Name:	Maria L. Bouvette
Title:	President & Chief Executive Officer

Dated: November 23, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)	Offer to Exchange is incorporated by reference to the Prospectus/Offer to Exchange included in Amendment No. 1 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on November 19, 2009.

(a)(2)	Letter of Transmittal is incorporated by reference to Exhibit 99.2 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(3)	Election Form is incorporated by reference to Exhibit 99.3 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(4)	Notice of Guaranteed Delivery is incorporated by reference to Exhibit 99.4 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated by reference to Exhibit 99.5 to Amendment No. 1 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on November 19, 2009.

(a)(6)	Letter to Clients is incorporated by reference to Exhibit 99.6 to Amendment No. 1 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on November 19, 2009.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is incorporated by reference to Exhibit 99.7 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(8)	Press Release issued by Porter Bancorp, Inc. on October 23, 2009, as amended.*

(a)(9)	Press Release issued by Porter Bancorp, Inc. on November 9, 2009 (incorporated by reference to Exhibit 99.1 to Form 8-K dated November 9, 2009).

(a)(10)	Press Release issued by Porter Bancorp, Inc. on November 23, 2009 (incorporated by reference to Exhibit 99.1 to Form 8-K dated November 23, 2009).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Form of Option Agreement to purchase common shares of Citizens First Corporation by and between Porter Bancorp, Inc. and various shareholders of Citizens First Corporation entered into on October 14, 2009, incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Porter Bancorp, Inc. on November 19, 2009.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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